        THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No._____)*

                         THE PROVIDENCE JOURNAL COMPANY
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                      Class B Common Stock, $1.00 Par Value
                        (Title of Classes of Securities)

                                 Not Applicable
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         N/A                                                Page 2 of 5

1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Pauline C. Metcalf

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)    [ ]
                   [ ]

3           SEC USE ONLY

4           CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen

                        5       SOLE VOTING POWER

                                         604 shares of Class A Common Stock
                                         747 shares of Class B Common Stock
        NUMBER
      OF SHARES         6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                          2,416 shares of Class A Common Stock
         EACH                            2,092 shares of Class B Common Stock
      REPORTING
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                            604 shares of Class A Common Stock
                                         747 shares of Class B Common Stock

                        8       SHARED DISPOSITIVE POWER

                                         2,416 shares of Class A Common Stock
                                         2,092 shares of Class B Common Stock

9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             3,020 shares of Class A Common Stock
                             2,839 shares of Class B Common Stock

10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
                             [ ]


11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                             7.8% of Class A Common Stock
                             6.1% of Class B Common Stock

12           TYPE OF REPORTING PERSON

                             IN

Pauline C. Metcalf                                                   Page 3 of 5
Schedule 13G

       Item 1

                (a)      Name of Issuer: The Providence Journal Company

                (b) Address of Issuer's Principal Executive Offices: 75 Fountain Street, Providence, RI 02902


       Item 2

                (a)      Name of Person Filing:  Pauline C. Metcalf

                (b)      Address of Principal Business Office or, if none,
                         Residence: c/o Manasett Corporation, 127 Dorrance Street, Providence, RI 02903

                (c)      Citizenship:  United States Citizen

                (d) Title of Classes of Securities: Class A Common Stock, $1.00 par value; Class B Common Stock, $1.00 par value

                (e)      CUSIP Number:  Not Applicable

       Item 3   (a)      Not Applicable

       Item 4            Ownership

                (a) Amount beneficially owned: 3,020 shares of Class A Common Stock and 2,839 shares of Class B Common Stock


                (b) Percent of Class: 7.8% of Class A Common Stock and 6.1% of Class B Common Stock

Pauline C. Metcalf                                                   Page 4 of 5
Schedule 13G



              (c)        Number of shares as to which reporting person has:

                         (i) sole power to vote or to direct the vote: 604 shares of Class A Common Stock and 747 shares of Class B Common Stock

                         (ii) shared power to vote or to direct the vote: 2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock

                         (iii) sole power to dispose or to direct the
                               disposition: 604 shares of Class A Common Stock and 747 shares of Class B Common Stock

                         (iv) shared power to dispose or to direct the disposition: 2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock

       Item 5            Ownership of Five Percent or Less of a Class: Not
                         Applicable


       Item 6            Ownership of More than Five Percent on Behalf of
                         Another Person:

                         The directors of Southland Communications, Inc. have the power to direct the vote and disposition of 2,416 shares of Class A Common Stock and 2,092 shares of Class B Common Stock reported as beneficially owned by the reporting person. Such directors are the reporting person, Esther E.M. Mauran and W. Nicholas Thorndike.

       Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

       Item 8            Identification and Classification of Members of the
                         Group: Not Applicable


       Item 9            Notice of Dissolution of Group: Not Applicable


       Item 10           Certification: Not Applicable

Pauline C. Metcalf                                                   Page 5 of 5
Schedule 13G


       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  2/12/96                         /s/ Pauline C. Metcalf
     --------------                  ----------------------------------
                                         Pauline C. Metcalf